

October 13, 2010

Viola Heitz
Chief Executive Officer
Southern Bella, Inc.
3505 Castlegate Court
Lexington, Kentucky 40502

> **Re:** **Southern Bella, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 2, 2010**
> **File No. 333-142516**

Dear Ms. Heitz:

We have reviewed your filing and have the following comment. Please respond to this letter within 10 business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

1.   Your quarterly report for the period ended June 30, 2010 does not appear to include all of the required "Items" outlined in the text of the Form 10-Q. Please amend your filing as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief